UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee
pursuant to Section 305 (b)(2)     X

_______________________
CITIBANK, N.A.
(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Citibank, N.A.
388 Greenwich Street, 14th floor
New York, NY 10013
(212) 816-5805
(Name, address and telephone number of agent for service)
_____________________________

EFCAR, LLC
(Depositor of each issuing entity that issues notes under the registration statement)
 (Exact name of obligor as specified in its charter)

Delaware	45-3969432
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

2101 W. John Carpenter Freeway Irving, Texas	75063
(Address of principal executive office)	(Zip Code)

_________________________
Asset Backed Notes
(Title of the Indenture Securities)

Item 1.    General Information.

 Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name                                                                                                                                         Address
Comptroller of the Currency                                                               Washington, D.C.

Federal Reserve Bank of New York                                         New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation                               Washington, D.C.

(b)                  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.       Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15.    Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2020 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 21st day of January 2021.

CITIBANK, N.A.

By:   /s/ Ryan Biasi

Name: Ryan Biasi
Title:   Senior Trust Officer

EXHIBIT 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
In millions of dollars	September 30, 2020 (Unaudited)	December 31, 2019
Assets
Cash and due from banks (including segregated cash and other deposits)	$25,308	$23,967
Deposits with banks, net of allowance	298,387	169,952
Securities borrowed and purchased under agreements to resell (including $175,626 and $153,193 as of September 30, 2020 and December 31, 2019, respectively, at fair value), net of allowance	289,358	251,322
Brokerage receivables, net of allowance	51,610	39,857
Trading account assets (including $160,427 and $120,236 pledged to creditors at September 30, 2020 and December 31, 2019, respectively)	348,209	276,140
Investments:
Available-for-sale debt securities (including $5,996 and $8,721 pledged to creditors as of September 30, 2020 and December 31, 2019, respectively), net of allowance	343,690	280,265
Held-to-maturity debt securities (including $360 and $1,923 pledged to creditors as of September 30, 2020 and December 31, 2019, respectively), net of allowance	96,065	80,775
Equity securities (including $1,198 and $1,162 at fair value as of September 30, 2020 and December 31, 2019, respectively)	7,769	7,523
Total investments	$447,524	$368,563
Loans:
Consumer (including $14 and $18 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	280,025	309,548
Corporate (including $5,510 and $4,067 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	386,886	389,935
Loans, net of unearned income	$666,911	$699,483
Allowance for credit losses on loans (ACLL)	(26,426)	(12,783)
Total loans, net	$640,485	$686,700
Goodwill	21,624	22,126
Intangible assets (including MSRs of $334 and $495 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	4,804	4,822
Other assets (including $11,692 and $12,830 as of September 30, 2020 and December 31, 2019, respectively, at fair value), net of allowance	107,150	107,709
Total assets	$2,234,459	$1,951,158

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included on the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. In addition, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.
In millions of dollars	September 30, 2020 (Unaudited)	December 31, 2019
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs
Cash and due from banks	$154 $	108
Trading account assets	7,123	6,719
Investments	837	1,295
Loans, net of unearned income
Consumer	37,634	46,977
Corporate	16,768	16,175
Loans, net of unearned income	$54,402 $	63,152
Allowance for credit losses on loans (ACLL)	(3,957)	(1,841)
Total loans, net	$50,445 $	61,311
Other assets	46	73
Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$58,605 $	69,506

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET (Continued)	Citigroup Inc. and Subsidiaries
In millions of dollars, except shares and per share amounts	September 30, 2020 (Unaudited)	December 31, 2019
Liabilities
Non-interest-bearing deposits in U.S. offices	$121,183	$98,811
Interest-bearing deposits in U.S. offices (including $912 and $1,624 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	497,487	401,418
Non-interest-bearing deposits in offices outside the U.S.	94,208	85,692
Interest-bearing deposits in offices outside the U.S. (including $1,632 and $695 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	549,745	484,669
Total deposits	$1,262,623	$1,070,590
Securities loaned and sold under agreements to repurchase (including $60,878 and $40,651 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	207,227	166,339
Brokerage payables	54,328	48,601
Trading account liabilities	146,990	119,894
Short-term borrowings (including $5,981 and $4,946 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	37,439	45,049
Long-term debt (including $63,056 and $55,783 as of September 30, 2020 and December 31, 2019, respectively, at fair value)	273,254	248,760
Other liabilities (including $5,067 and $6,343 as of September 30, 2020 and December 31, 2019, respectively, at fair value), including allowance	58,003	57,979
Total liabilities	$2,039,864	$1,757,212
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of September 30, 2020 —719,200 and as of December 31, 2019—719,200, at aggregate liquidation value	$17,980	$17,980
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of September 30, 2020— 3,099,763,661 and as of December 31, 2019—3,099,602,856	31	31
Additional paid-in capital	107,764	107,840
Retained earnings	165,303	165,369
Treasury stock, at cost: September 30, 2020—1,017,803,983 shares and December 31, 2019—985,479,501 shares	(64,137)	(61,660)
Accumulated other comprehensive income (loss) (AOCI)	(33,065)	(36,318)
Total Citigroup stockholders’ equity	$193,876	$193,242
Noncontrolling interests	719	704
Total equity	$194,595	$193,946
Total liabilities and equity	$2,234,459	$1,951,158

The following table presents certain liabilities of consolidated VIEs, which are included on the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

In millions of dollars	September 30, 2020 (Unaudited)	December 31, 2019
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$10,656 $	10,031
Long-term debt	21,111	25,582
Other liabilities	568	917
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$32,335 $	36,530

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.